25003048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53215

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CORONADO INVESTMENTS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 2 4 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17630 EL VUELO
(No. and Street)

RANCHO SANTA FE	CA	92067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MITCHELL LITTLE	858-342-3212	MITCH@CORONADOINVESTMENTS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JENNIFER WRAY CPA LLC
(Name – if individual, state last, first, and middle name)

800 BONAVENTURE WAY, SUITE 168	SUGAR LAND	TX	77479
(Address)	(City)	(State)	(Zip Code)

11-30-2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MITCHELL S. LITTLE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CORONADO INVESTMENTS, LLC, as of March 18, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: MANAGING MEMBER

[signature] *SEE ATTACHED

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 18TH day of MARCH, 2025, by
Date *Month* *Year*

(1) MITCHELL S. LITTLE

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AJA FLECHSENHAAR
Notary Public - California
San Diego County
Commission # 2466886
My Comm. Expires Oct 17, 2027

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

CORONADO INVESTMENTS LLC

Financial Statements
and
Report of Independent Registered Public Accounting Firm
Year Ended December 31, 2024

CORONADO INVESTMENTS LLC

Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of Coronado Investments, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Coronado Investments, LLC as of December 31, 2024, the related statements of Income, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coronado Investments, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coronado Investments, LLC's management. Our responsibility is to express an opinion on Coronado Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coronado Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Coronado Investments, LLC's financial statements. The supplemental information is the responsibility of Coronado Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Coronado Investments, LLC's auditor since 2023.

Sugar Land, Texas

March 17, 2025

CORONADO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2024

ASSETS

Cash and Cash Equivalents	$ 59,350
Accounts Receivable	794,445
Total Assets	$853,795

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,011
Members' equity	$ 852,784
Total liabilities and members' equity	$ 853,795

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Income

Year Ended December 31, 2024

Revenues	
Fee Income	$1,036,827
Interest Income	$ 4
Total Revenues	$1,036,831
Expenses	
Utilities	$ 24,000
Professional and Third-Party Services	$ 21,157
Office	$ 5,095
Taxes, Licenses, Insurance and Registrations	$ 24,524
Travel and Entertainment	$ 2,512
Total Expenses	$ 77,288
Net Income	$ 959,543

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2024

Balance, beginning of year	$ 523,241
Distributions	$ (630,000)
Net Income	$ 959,543
Balance, end of year	$ 852,784

See notes to financial statements.

CORONADO INVESTMENTS LLC

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities	
Net income	$ 959,543
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Accounts receivable	$ (314,683)
Accounts payable and accrued liabilities	$ (2,327)
Net cash provided by operating activities	$ 642,533
Cash flows from financing activities	
Distributions	$ (630,000)
Decrease in cash and cash equivalents	$ 12,533
Cash and cash equivalents	
Beginning of year	$ 46,817
End of year	$ 59,350
Taxes paid	$ 15,939

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Coronado Investments, LLC ("Coronado" or the "Company") is a limited liability company organized under the laws of the State of Delaware. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's income is derived primarily from fees received in conjunction with its marketing of private alternative investment funds and separately managed account investment programs offered by Registered Investment Advisors.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (3 years).

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Fee income is recognized as earned. Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

Accounts Receivable. Accounts receivable are revenues that are earned as of December 31, 2024 but not yet collected. The company has determined that no allowance for doubtful accounts is deemed necessary as of December 31, 2024.

Income Taxes. The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains, and losses are allocated and reported to the Company's owners. The company has determined that no allowance for doubtful accounts is deemed necessary as of December 31, 2024.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on- going analyses of and changes to tax laws, regulations and interpretations thereof.

Notes to Financial Statements

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk. The company may maintain cash balances and deposits with financial institutions that exceed federally insured limits. Management may perform periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2024 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. LIABILITIES SUBORDINATED TO CLAIMS OFGENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2024.

3. COMMITMENTS AND CONTINGENCIES

Operating Lease. In February 2016, the FASB issued new guidance (ASC 842-Leases). Under ASC 842, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. ASC 842 retains a distinction between finance leases (i.e. capital leases) and operating leases that have initial terms of twelve months or longer. The Company currently operates remotely in the home offices of its Principals. The Company reimburses its Principals for home office expenses, use, and associated utilities at a rate of $1,000 per month each. The company paid $24,000 to its principals for the year ended December 31, 2024.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2024 was 0.02 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2024, the Company had net capital of $58,339 and was $53,339 in excess of the amount required by the SEC.

Notes to Financial Statements

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relied on the provisions in Footnote 74 to SEC Release 34-70073 for the calendar year 2024.

6. FASB ASC 280 SEGEMENT REPORTING, AS AMENDED BY THE FASB ASU 2023-07

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its Finance Operations Principal and Managing Member, Mitchell Little, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 99.3 percent of its total revenue from three external customers in 2024.

The following tables present the segment revenue and significant expenses for the year ended December 31, 2024.

	2024
Revenue:	$1,029,231
Less:	
Employee Compensation and benefits	$0
Floor brokerage, exchange, and clearance fees	$0
Technology and communications	$8,848
Interest and dividends	$0
Occupancy and equipment	$23,825
Management fees and allocated corporate overhead	$0
Other expenses	$44,020
Provision for income taxes	$0
Net income	$952,538

7. SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through March 12, 2024. The evaluation did not result in any subsequent events through required disclosures and/or adjustments.

CORONADO INVESTMENTS LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2024

	Audited Financial Statements	FOCUS X-17A-5 Part IIA
Total Members' Equity	$852,784	$852,784
Less non-allowable assets included in the following statement of financial condition captions		
Accounts receivable (net allowance for doubtful accounts)		
Other Assets	$794,445	$794,445
Net capital	$ 58,339	$ 58,339
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 53,339	$ 53,399
Total aggregate indebtedness included in the statement of financial condition	$ 1,011	$ 1,011
Ratio of aggregate indebtedness to net capital	0.017 to 1	0.017 to 1

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited amended Form X-17a-5 Part II A filing.

CORONADO INVESTMENTS LLC
Schedule II - Computation for Determining of Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2024

A computation of reserve requirements does not apply to CORONADO INVESTMENTS LLC.

CORONADO INVESTMENTS LLC
Schedule III - Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2024

Information relating to possession or control requirements does not apply to CORONADO INVESTMENTS LLC.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coronado Investments LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company states that The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company limits it business activities exclusively to (1) effecting securities transactions to private investment funds on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; during the reporting period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Coronado Investments LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coronado Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 17, 2025

Exemption Report

Coronado Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions to private investment funds on a subscription basis where the funds are payable to the issuer or its agent and not to the Company; during the reporting period the firm (1) did not directly or indirectly receive, hold and or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Coronado Investments, LLC

I, Mitchell S. Little, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Managing Member

March 14, 2025